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                                                             Exhibit (a)(1)(xi)



TSAC CORP. Extends Offer and related Withdrawal Rights for Little Switzerland, Inc. at $2.40 per share.

New York, NY, October 2, 2002 - Tiffany & Co. (NYSE: TIF) announced today that its wholly-owned subsidiary, TSAC Corp., is extending the right to withdraw shares previously tendered in its offer for all outstanding shares of Little Switzerland, Inc. (OTCBB: LSVI.OB) at a price of $2.40 per share. Little Switzerland stockholders now have until 5:00 p.m., New York City time, on Tuesday, October 8, 2002 to withdraw any shares previously tendered.

Tiffany confirmed that it remains committed to closing the tender offer and purchasing all shares that have been validly tendered and not withdrawn, promptly after the conclusion of this extended offer and withdrawal period. Tiffany also confirmed that it will commence its previously-announced subsequent offer period on October 8, 2002. The subsequent offer period will run from that date through October 25, 2002.

TSAC Corp. is extending withdrawal rights for two reasons. First, to give Little Switzerland stockholders additional time to receive notice of TSAC Corp.'s September 30 announcement that it had waived a condition to the closing of the tender offer. Second, to provide Little Switzerland stockholders with an opportunity to withdraw previously tendered shares. The condition waived was the requirement that a sufficient number of Little Switzerland shares be tendered so that, upon the closing of the tender offer and a stock purchase agreement with Seymour Holtzman and his affiliates, Tiffany would beneficially own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis.

As of 5:00 p.m., New York City time, on Tuesday, October 1, 2002, approximately 4,381,063 shares of Little Switzerland that had been validly tendered (including approximately 20,319 shares that were guaranteed to be delivered), which, when added to the shares already held by TSAC Corp. and its affiliates and the shares to be purchased from Seymour Holtzman and certain of his affiliates, including Jewelcor Management, Inc., pursuant to a separate stock purchase agreement, represent approximately 79.8% of the issued and outstanding shares of Little Switzerland as of October 2, 2002.

Tiffany & Co. and TSAC Corp. continue to believe that the offer and the related merger with Little Switzerland are procedurally fair to Little Switzerland's stockholders who are not affiliated with any of Tiffany & Co., TSC Corp., Mr. Holtzman and his affiliates. Although the offer to purchase noted that consideration was given to the 90% minimum condition in reaching this determination, the fact that more than a majority of unaffiliated Little Switzerland stockholders




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supported the offer by tendering their shares in the offer provides Tiffany &
Co. and TSAC Corp. with a sufficient basis to believe that the offer is still procedurally fair to unaffiliated stockholders.

Because TSAC Corp. has extended until October 8, 2002 the right to withdraw shares previously tendered, TSAC Corp. will not pay for tendered shares, or for shares to be purchased from Mr. Holtzman and his affiliates, on October 2, as previously announced. Instead, TSAC Corp. intends to begin paying for all shares validly tendered and not withdrawn, and all shares to be purchased from Mr. Holtzman and his affiliates, promptly following the expiration of withdrawal rights on October 8, 2002. In addition, TSAC Corp. intends to commence its previously-announced subsequent offering period on Tuesday, October 8, 2002. The expiration of the subsequent offering period has not changed and is scheduled to expire at 5:00 p.m., New York City time, on October 25, 2002.

During the subsequent offering period, Little Switzerland stockholders who did not previously tender their shares may tender their shares by following the directions in the Offer to Purchase and related Letter of Transmittal filed with the SEC by Tiffany & Co., Tiffany & Co. International and TSAC Corp.

During the subsequent offering period, TSAC Corp. will accept and promptly pay for all shares as they are tendered. TSAC Corp. will purchase the tendered shares at a price of $2.40 per share. Shares that are tendered during the subsequent offering period may not be withdrawn. Tiffany & Co., Tiffany & Co. International and TSAC Corp. reserve the right to extend the subsequent offering period in accordance with applicable law.

Tiffany & Co. is the internationally renowned jeweler and specialty retailer. Sales are made primarily through company-operated TIFFANY & CO. stores and boutiques in the Americas, Asia-Pacific and Europe. Direct Marketing includes Tiffany Business Sales division, catalog and Internet sales. Additional information can be found on Tiffany's Web site, www.tiffany.com, and on its shareholder information line (800) TIF-0110.

This press release contains certain "forward-looking" statements concerning expectations, anticipations, beliefs, hopes, intentions, or strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Tiffany & Co. on the date this release is issued. Tiffany & Co. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF LITTLE SWITZERLAND. TIFFANY & CO. HAS FILED AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO ITS OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF LITTLE SWITZERLAND. BEFORE ANY DECISION IS MADE WITH





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RESPECT TO THE OFFER, ALL STOCKHOLDERS OF LITTLE SWITZERLAND ARE STRONGLY
ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL FILED WITH THE SEC AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT LITTLE SWITZERLAND HAS FILED WITH THE SEC BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR BY CONTACTING MORROW & CO., INC. AT 1-800-607-0088.

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